SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securitites Exchange Act of 1934

Date of Report
(Date of earliest event reported): **August 1, 2001**

SUN INTERNATIONAL NORTH AMERICA, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-4748**	**59-0763055**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification number)

1415 E Sunrise Boulevard
Fort Lauderdale, Florida 33304
(Address of principal executive offices and Zip code)

(954) 713-2500
(Registrant's telephone number, including area code)

Total Number of Pages 3

<u>Item 5 - Other Events</u>

On August 1, 2001, the registrant, along with its parent, Sun International Hotels Limited, announced that they are privately offering approximately $200 million of senior subordinated notes due 2011 to "qualified institutional buyers" as defined in Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to offers and sales that occur outside the United States in accordance with Regulation S under the Securities Act.

The senior subordinated notes will not be registered under the Securities Act or under state securities laws and, unless so registered, may not be offered or sold except pursuant to an applicable exemption from the registration requirements of the Securities and applicable state securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2001   **SUN INTERNATIONAL NORTH AMERICA, INC.**

By: /s/John R. Allison

Name: John R. Allison

Title: Executive Vice President-Finance

           Chief Financial Officer